SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

                            ______________

                            SCHEDULE 13D/A

               Under the Securities Exchange Act of 1934

                          (Amendment No. 1)*

                            WLR FOODS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                             NO PAR VALUE
                    (Title of Class of Securities)

                              929286 10 2
                            (CUSIP Number)


                             P.O. Box 7001
                       Broadway, Virginia  22815
                            (540) 896-7000
          (Address, including zip code, and telephone number,
          including area code, of principal executive offices)

                             John W. Flora
                  Wharton, Aldhizer & Weaver, P.L.C.
                100 South Mason Street, P.O. Box 20028
                  Harrisonburg, Virginia  22801-7528
                            (540) 434-0316
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                           January 17, 1997
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check
the following box:  [    ]

Check the following box if a fee is being paid with the statement:
[    ]

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      J. Craig Hott
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON    ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER                0

SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,449,647
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER           0
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER   105,211

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,449,647

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.6%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Herman D. Mason
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          238,584
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,344,436
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     238,584
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,583,020

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.4%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Charles W. Wampler, Jr.
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          136,789
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,620,636
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     136,789
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER   276,200

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,757,425

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    10.4%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Stephen W. Custer
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER           55,834
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,344,436
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER      55,834
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,400,270

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.3%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Calvin G. Germroth
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER           18,472
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,344,436
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER      18,472
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,362,908

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.1%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      James L. Keeler
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          208,099
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,344,436
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     208,099
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,552,535

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.1%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      George E. Bryan
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          131,906
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,344,436
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     131,906
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,476,342

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.7%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Charles L. Campbell
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER           12,970
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,344,436
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER      12,970
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,357,406

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.0%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      William H. Groseclose
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER            3,698
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,344,436
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER       3,698
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,348,134

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.0%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      William D. Wampler
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          381,962
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,648,825
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     381,962
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER   304,389

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,030,787

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    12.0%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Items 3-5 of Schedule 13D dated August 29, 1994 are hereby amended to add the following:

Item 3.   Source and Amount of Funds or Other Consideration.

          On September 29, 1995 the Registrant acquired substantially all the assets of New Hope Feeds, Inc. and its affiliate, Economy Truck Leasing, Inc., both of New Hope, North Carolina. The total cost of the acquisition was $16,103,222, $6,028,700 of which was paid in the Registrant's common stock, and the balance of which was paid in the form of debt assumption. The 456,936 shares of the Registrant's common stock issued are subject to the terms of a Voting Trust Agreement dated September 29, 1995.

Item 4.   Purpose of Transaction.

          On September 29, 1995, the Registrant acquired the chicken processing plant, live production assets and inventories of New Hope Feeds, Inc. and Economy Truck Leasing, Inc. (collectively, New Hope) for a total purchase price of $16,103,222. In addition to the assumption of certain liabilities of New Hope, the Registrant issued 456,936 shares of its common stock, valued at 13.19375 dollars per share, for a total value of $6,028,700.

          The shares issued in the New Hope acquisition are subject to the terms of a Voting Trust Agreement dated September 29, 1995 between the Registrant, New Hope, and others, with Crestar Bank as independent trustee (the New Hope Trust). During the term of the New Hope Trust, the trustee must vote the shares subject to the trust according to the recommendation, if any, of the Registrant's Board of Directors. In the absence of a recommendation from the Registrant's Directors, the trustee will vote as directed by the registered holders of the Voting Trust certificates representing the shares held by the New Hope Trust. The New Hope Trust will terminate on the earlier of a) September 29, 1999, b) the occurrence of a change in control in WLR Foods, Inc., defined as the acquisition by any individual entity or group of beneficial ownership of more than 30% of the outstanding shares of the Registrant's common stock, or c) the written consent of all parties to the New Hope Trust.

          Except as set forth above, as of the date hereof, the reporting persons have no plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

          On January 15, 1997 the Registrant, Cuddy Farms, Inc. (Cuddy), and certain of Cuddy's lenders entered into a Stock Repurchase Agreement, pursuant to which the Registrant is to repurchase the shares subject to the Voting Trust Agreement dated October 26, 1994 between the Registrant, Cuddy, and others (the Cuddy Trust) for $10 per share in three installments. Consequently, on
January 17, 1997, the Registrant repurchased 887,499 shares, representing 50% of the total number of shares held in the Cuddy Trust.

          The remaining 887,500 shares (adjusted for a 3-for-2 stock split on May 12, 1995) continue to be subject to the terms of the Cuddy Trust. Accordingly, each of the Reporting Persons shares the power to direct the vote of the 887,500 shares.

          In addition, as described in Item 4 above, the trustee of the New Hope Trust is obligated to vote the shares held in the New Hope Trust according to the recommendation of the Registrant's Board of Directors, or in the absence of a recommendation, as directed by the registered holder of the Voting Trust certificates. Accordingly, each of the reporting persons shares the power to direct the vote of the 456,936 shares held by the New Hope Trust with New Hope Feeds, Inc. and Economy Truck Leasing, Inc.

          Additional shares over which the reporting persons have the power to direct the vote or the disposition are set forth below.

          J. Craig Hott beneficially owns a total of 1,449,647 shares, or 8.6% of the total outstanding shares of the Company. Mr. Hott shares the power to direct the vote and the disposition of 105,211 shares owned by E. E. Hott, Inc. with the directors of E. E. Hott, Inc., and shares the power to vote and dispose of 441 shares owned jointly with his wife.

          Herman Mason is the beneficial owner of 1,583,020 shares, representing 9.4% of the total outstanding stock. Mr. Mason has sole voting power and sole power of disposition over 238,584 shares.

          Charles W. Wampler, Jr. beneficially owns 10.4% of the outstanding stock, or 1,757,425 shares. He has sole voting power and sole power of disposition over 136,789 shares, and shares voting power and the power of disposition over 274,063 shares held in trust with William D. Wampler as co-trustee. He shares the power to vote and to dispose of 2,137 shares held by Wampler Land, a limited partnership, with the other general partner, William D. Wampler.

          Stephen W. Custer is the beneficial owner of 1,400,270 shares, representing 8.3% of the total outstanding stock. He has sole voting power and power of disposition over 55,834 shares.

          Calvin G. Germroth beneficially owns 8.1% of the total outstanding stock, consisting of 1,362,908 shares. He has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, 18,472 shares.

          James L. Keeler beneficially owns 9.1% of the outstanding stock, consisting of 1,552,535 shares. He has sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of, 53,099 shares owned directly, and 155,000 shares which he has the right to purchase within 60 days.

          George E. Bryan beneficially owns 1,476,342 shares, or 8.7% of the outstanding stock, and has sole power to vote and dispose of 131,906 shares.

          Charles L. Campbell is the beneficial owner of 1,357,406 shares, representing 8.0% of the total outstanding shares, and has the sole power to vote and to dispose of 12,970 shares.

          William H. Groseclose beneficially owns 8.0% of the outstanding shares, or 1,348,134 shares, and has the sole power to vote or direct the vote, and to dispose of or direct the disposition of, 3,698 shares.

          William D. Wampler beneficially owns 2,030,787 shares, representing 12.0% of the total outstanding stock. He has sole voting power as to 381,962 shares. He shares voting power and the power of disposition over 274,063 shares held in trust with Charles W. Wampler, Jr. as co-trustee, and over 2,137 shares owned by Wampler Land, a limited partnership, with Charles W. Wampler, Jr. as general partner. As a director of May Meadows Farms, Inc., Mr. Wampler also shares power to direct the vote and disposition of 28,189 shares owned by the corporation with the other director, Bonnie Lou Wampler, whose address is Route 8, Box 112, Harrisonburg, Virginia 22801.

                              SIGNATURES

          After  reasonable  inquiry and  to  the  best knowledge  and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 1997.


                              _____________________________________
                              George E. Bryan*


                              _____________________________________
                              Charles L. Campbell*


                              _____________________________________
                              Stephen W. Custer*


                              _____________________________________
                              Calvin G. Germroth*


                              _____________________________________
                              William H. Groseclose*


                              _____________________________________
                              J. Craig Hott*


                              _____________________________________
                              James L. Keeler*


                              _____________________________________
                              Herman D. Mason*


                              _____________________________________
                              Charles W. Wampler, Jr.*


                              _____________________________________
                              William D. Wampler*

*By  ____/s/ Robert T. Ritter_____________
     Robert T. Ritter, attorney-in-fact